SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33283

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 26, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 20, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Advent Claymore Convertible Securities and Income Fund II [File No. 811-22022]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Advent Claymore Convertible Securities and Income Fund and, on August 27, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $578,871 incurred in connection with the reorganization were paid by the applicant.

Filing Dates: The application was filed on August 29, 2018, and amended on August 30, 2018 and October 12, 2018.

Applicant's Address: 888 Seventh Avenue, 31st Floor, New York, New York 10019.

Advent/Claymore Enhanced Growth & Income Fund [File No. 811-21504]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Advent Claymore Convertible Securities and Income Fund and, on August 27, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $260,023 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on August 29, 2018, and amended on October 12, 2018.

Applicant's Address: 888 Seventh Avenue, 31st Floor, New York, New York 10019.

First Trust Strategic High Income Fund II [File No. 811-21842]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to First Trust High Income Long/Short Fund and, on June 25, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $452,574 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on August 16, 2018, and amended on October 9, 2018.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Kayne Anderson Energy Development Company [File No. 811-22435]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Kayne Anderson MLP/Midstream Investment Company and, on August 6, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $874,000 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on August 20, 2018, and amended on October 9, 2018.

Applicant's Address: 811 Main Street, 14th Floor, Houston, Texas 77002.

Kayne Anderson Energy Total Return Fund, Inc. [File No. 811-21750]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Kayne Anderson Midstream/Energy Fund, Inc., and, on August 6, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $884,000 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on August 20, 2018, and amended on October 9, 2018.

Applicant's Address: 811 Main Street, 14th Floor, Houston, Texas 77002.

Managed High Yield Plus Fund Inc. [File No. 811-08765]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 29, 2016 and June 29, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $98,189 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on September 14, 2018.

Applicant's Address: c/o UBS Asset Management (Americas) Inc., Attn: Keith A. Weller, 1285

Avenue of the Americas, 12th Floor, New York, New York 10019-6028.

Nuveen Active Allocation Real Return Fund [File No. 811-22688]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 23, 2018.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Strategic Global Income Fund, Inc. [File No. 811-06475]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 29, 2016 and July 11, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $68,830 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on September 14, 2018.

Applicant's Address: c/o UBS Asset Management (Americas) Inc., Attn: Keith A. Weller, 1285 Avenue of the Americas, 12th Floor, New York, New York 10019-6028.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary